UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2019
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.
(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report for the year ended December 31, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: March 26, 2019	By:	/s/ Justin Beber
	Name:	Justin Beber
	Title:	Head of Corporate Strategy and Chief Legal Officer